UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2025

Marc Fogassa
Chief Executive Officer
Atlas Critical Minerals Corporation
Rua Antônio de Albuquerque, 156, Suite 1720
Belo Horizonte, Minas Gerais, Brazil, 30112-010

**Re: Atlas Critical Minerals Corporation
Registration Statement on Form F-1
Filed September 15, 2025
File No. 333-290242**

Dear Marc Fogassa:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Capitalization, page 33

1. We note that your disclosure in the pro forma as adjusted column of 3,564,843 common shares, which have been adjusted for the effect of the reserve stock split, does not correspond with disclosure in the last paragraph that "the number of common shares outstanding after completion of this offering is based on 2,764,843 shares…and excludes…the effect of the proposed reverse stock split". Please revise the disclosure inconsistency or explain the difference.

Dilution, page 34

2. We note you disclosed that if the underwriters exercise their option to purchase additional common shares in full, the net tangible book value after this offering would be $10,971,753 or $2.94 per share. These two amounts appear to be based on the

underwriters' purchase of 168,000 common shares and $1.6 million incremental net proceeds, which are inconsistent with the 120,000 common shares and $1.1 million incremental net proceeds disclosed on page 9. Please revise or explain the difference.

Please revise the last paragraph to state the correct number of common shares outstanding after completion of this offering, which appears to be 3,564,843 instead of 2,764,843. Additionally, disclose to clarify the number of shares used in calculating your pro forma net tangible book value of $0.78 per share, and your adjusted pro forma net tangible book value of $2.62 per share.

Major Shareholders, page 113

3. We note that your disclosure on this page of 3,732,843 common shares outstanding immediately after the offering, including 168,000 common shares if the underwriters exercise their option to purchase additional shares in full, does not correspond with the respective 3,684,843 and 120,000 common shares on page 9. Please revise or explain the difference.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph Klinko at 202-551-3824 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: John P. Kennedy, Esq.